

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Mr. Brian J. Recatto
Chief Executive Officer
Omni Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, LA 70520

       Re: Omni Energy Services Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 17, 2008
              Form 10-Q for the Quarterly Period Ended June 30, 2008
              Filed August 8, 2008
              Form 8-K Filed July 10, 2008
              Response Letter Dated October 31, 2008
              Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed November 7, 2008
              Form 8-K/A Filed December 3, 2008
              Response Letter Dated December 12, 2008
              File No. 000-23383

Dear Mr. Recatto:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Jill Davis
                           Branch Chief